EXHIBIT 99.1

Fibrocor and Galapagos sign partnership in fibrosis

Mechelen, Belgium; 4 January 2019, 22.01 CET - Fibrocor Therapeutics L.P. (Fibrocor), a privately held Canadian company, and Galapagos NV (Euronext & NASDAQ: GLPG) announced a global partnership focused on a novel target for idiopathic pulmonary fibrosis (IPF) and other indications.

Fibrocor specializes in the development of tissue-specific therapeutics to treat the underlying cause of fibrotic diseases of the kidney and other organs. The collaboration announced today concerns a small molecule inhibitor program, currently in the lead optimization stage of development for the treatment of fibrotic diseases of the lung and other organs, the target of which is undisclosed. In exchange for global commercialization rights to Galapagos, Fibrocor will receive an upfront payment, and potentially is eligible for further milestone and royalty payments. Galapagos will be responsible for all further development of the program.

"This collaboration validates the fibrosis drug development expertise of Fibrocor," says Mark A. Steedman, President and CEO of Fibrocor. "I take my hat off to Dr. Richard Gilbert and the scientific team, including Evotec GmbH, our CRO1 partner, for establishing a compelling data package that ultimately attracted Galapagos, a world-renowned biotech company with a key franchise in fibrosis. We feel this is the beginning of a great relationship and look forward to working with Galapagos to the benefit of fibrosis sufferers everywhere."

"The collaboration with Fibrocor announced today is an excellent strategic fit for Galapagos, as we continue to expand our franchise in IPF, and more broadly, in fibrosis," says Dr. Piet Wigerinck, Chief Scientific Officer at Galapagos. "We are enthusiastic about the drug discovery approach at Fibrocor, and look forward to collaborating with the team to address the large unmet medical need in fibrosis."

About Fibrocor

Spun out of St. Michael's Hospital and Sinai Health Sytems in Toronto in early 2017, and seed funded by MaRS Innovation, Fibrocor Therapeutics L.P. represents a new paradigm in drug discovery research as it marries a state of the art genomics platform (developed by Dr. Jeff Wrana) to a kidney biobank (led by Dr. Darren Yuen), ultimately uncovering underlying genetic factors associated with specific clinical populations, and using longitudinal data to uncover rapid progressors of the disease.

MaRS Innovation is a leading provider of commercialization services, early-stage funding, and deal-brokering with industry and private investors. As a member-based organization made up of 15 Member institutions, MaRS Innovation's mandate is to drive the commercialization of their most promising research breakthroughs. MaRS Innovation's portfolio consists of early-stage assets and companies, and we leverage our deep expertise and experience to mature this portfolio via important global and strategic partnerships. With an active portfolio of more than 40 companies which have raised in excess of $250M from global investors, and with the creation of more than 400 direct jobs, MaRS Innovation is truly a leader in the commercialization field. For more information please visit www.marsinnovation.com and follow us on Twitter @marsinnovation.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact:

Fibrocor Contact:

Mark Steedman

CEO

+14169034011

Galapagos Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Sofie Van Gijsel

Director IR

+32 485 19 14 15

ir@glpg.com

Galapagos Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the mechanism of action and profile of, and timing and results of clinical trials with, and potential commercialization of, any compounds coming out of the inlicensed program, as well as statements regarding potential future milestone and royalty payments. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos' expectations regarding the further development of the inlicensed program, including its potential to address a large unmet need in fibrosis for the benefit of fibrosis sufferers everywhere, may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from research and development programs may not support further development of the compound(s) due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

1 Contract Research Organization